Announcement, Perth, Australia
Annual General meeting CEO speech

PERTH, AUSTRALIA
27 October 2004

Good morning Ladies and Gentlemen.
It is indeed a pleasure to be addressing you on this now my third AGM at Orbital. We have made considerable progress during that interval and I would like to take the next 15 minutes or so reviewing that progress and providing you with a general update on our future plans.

I believe I started last years address off with the comment that the time between AGMs had passed remarkably quickly, yet reflecting on the scale of the transformation of the business and the effort that had been needed by the Board and management or each of the individual, critical steps needed for that transformation, it had been a long hard road. This year I believe shareholders can see for the first time and without too much digging, the extent of the transformation.
Two years ago, Orbital had lost 26.8 million dollars as it had in the previous year, this year we reported a profit of 3.4 million dollars, two years ago we used 13.6 million dollars of cash in our Operating activities and this year we generated 700,000 dollars from those same activities. These numbers are exactly as they appear, a fundamental turnaround in the business.

I should also indicate that they are ahead of plan.

We indicated last year that a cash break even result for the fiscal 2004 year was the likely outcome and a profit of around
2.0 dollars to 2.5 million dollars could be achieved in fiscal 2004. However, we had one or two not to be repeated items on our side early in the year, which allowed us to exceed plan. Those items cannot reasonably be expected to be repeated.

But let us take a look at the details of the financial results.
They will provide the starting point for the rest of my presentation to you.

Financial Details

The major financial highlights were

1.profit after tax of 3.4 million dollars

2.turnaround in profit year on year of 5.3 million dollars

3.cash generation from operations of 700,000 dollars

4.an increase in engineering revenue of 14 per cent to 11.5 million dollars

5.2.8 million dollars improvement in engineering contribution

6.reduction in overheads by 34 per cent to 6.8 million dollars

7.a capital raising of 3.3 million dollars in July 2003

8.2.7 million dollar profit contribution from Synerject, an increase of 100 per cent reflecting the full year benefits of the restructuring.

These results are most encouraging and are the product of three years of implementation of our revised strategy and refocus of the business.

Some areas did not go quite so well for us. In particular, Royalties and Licences were down 700,000 dollars or 18 per cent year on year, principally as a result of the downturn in the European 50cc scooter market and the Personal Watercraft market, on which I will have some additional comments a little later. As an offset, a new licence was entered into with Bajaj of India, which probably represents our best royalty growth prospects for a number of years.

I should also comment on system sales. Those sales were of course transferred to Synerject late last financial year and from which Orbital has benefited both by a significant reduction in costs in the USA and also through an improved profit contribution from Synerject.

These results demonstrate that we can effectively run the business, in its current form, without having to resort to shareholders funds, deriving royalties from relatively low volume, niche applications and complementing that with a profitable and growing revenue stream from our powertrain engineering services.

With the success of F2004 in our minds I would like to move on to the outlook for F2005.

Outlook for F 2005

The F2004 results are, by any measure, a significant advance on where the business was heading three years ago. In setting expectations for F 2005, we need to recognise that the F 2004 result had a number of significant items in it which contributed to profit, particularly in the first half, and
 that will not be repeated. For example, foreign exchange gains from the strengthening Australian dollar, ACIS credits and the write back of unused warranty provisions. These contributed approximately 1.0 million dollars to the better than planned performance.

Both the Chairman and I have had considerable experience in turnarounds and by any measure, the program at Orbital is a turnaround. During a turnaround, the important issue is that there is a clearly defined strategy which will deliver the outcome of improving shareholder value. It is not unusual that during the process of implementation some issues will arise which cause short term setbacks. If so, these matters need to be addressed promptly to ensure that we deliver our agreed strategy.

I have already briefly alluded to the complex issues surrounding the scooter market in Europe. We would like to have seen Bajaj launch the autorickshaw in India earlier, to be available to compensate for that set back in royalty revenue. However, it will be F2006 before we see their royalties commence.
Whilst we have had a solid growth in powertrain engineering orders over a two year period now, we have also recently seen an unusual timing in the flow of orders against plan. The combination of soft royalties and the delay in orders in engineering will, unfortunately, drive us into a loss in the first half of this fiscal year. That is the extent of the bad news, we have had a good part of the cycle for most of F2004 and unfortunately, now a slight set back.

However, by improving our sales processes and increasing our overall corporate focus on sales over the last six months, we have improved our orders to the extent that, at the end of the first quarter we have over 4.0 million dollars in forward orders. That puts us on track with our strategy for an aggressive growth in orders for the full year.

As the Chairman has indicated, your business now consists of three related but independent profit centres.

Powertrain Engineering Services,

Royalties and Licensing from the IP and know how in OCP, and

Our share of the profit from Synerject, our JV parts and systems supplier.

I would now like to review each of those sectors in a little further detail and provide you with some insight into the business highlights from each, during the year.

Powertrain Engineering Services

Engineering showed good progress in fiscal 2004. Revenue
 increased 14 per cent to 11.5 million dollars but more importantly, the contribution or gross profit from this section of our business increased by 2.8 million dollars from a 700,000 dollars loss the year before. This recognises the improvement in productivity in the business unit with a 14 per cent greater throughput with a 12.8 per cent decrease in direct costs.

This business unit sells our professional powertrain
 engineering skills to engine makers around the world.
It represents the most immediate profit opportunity as it
 has the ability to provide significant growth without needing an excessive increase in overheads. The whole process of selling these services and delivering them on time and within cost is a relatively new discipline for Orbital.

The global market for these services is estimated at over 1.0 billion dollars and has only a relatively small number of competitors. Whilst the market is predominantly in Europe and to a lesser extent in the USA, the growth is occurring in Asia where we are of course, in the right time zone and have one of the few facilities available in the region.

In addition to the steps I have just outlined on sales and project delivery, it was important that we strengthened our balance sheet to assure clients who were planning long term, complex engineering programs with us, that we had not only the technical competence, but also the commercial strength for these assignments.
This whole process has all been directed at building a credible track record and proof of competence, established through assignments well delivered. A reputation for excellence is something that has to be earned and there are no short cuts.

I previously indicated that our order book is greater than 4.0 million dollars and I should point out that large orders usually take longer than one financial year to deliver in full.

We have achieved a number of multimillion dollar programs with major OEMs during the recent period and we are working at building upon those successes during the rest of the year. We remain very positive on the growth prospects of this business.

Let me now move on to discuss the performance of our licences and royalties area.

Licenses and Royalties

There is a tendency to view this business unit as a single entity, homogeneous and therefore easily summarised. In fact, it represents all of the licence and royalty income we receive in any one year from all sources. It therefore covers quite a mixture of customers who in turn have quite unrelated product and market events influencing these figures. It is important to understand why it varies from time to time and why we are encouraged by our forward prospects.

Our major licensees are in the marine sector Mercury and Tohatsu in the motorscooter sector Aprilia, Peuguot and Piaggio all European manufacturers and Kymco Taiwan in the personal watercraft sector, Bombardier Recreational Products BRP and in the autorickshaw sector, Bajaj. In addition we have a licence agreement with UCAL in India, for the manufacture of certain components used in our unique combustion technology.

Each of these markets is obviously different and therefore needs to be independently understood. I should also point out that after OCP is licensed to a licensee, we have very little influence over much of what they do, for example, the models that a manufacturer uses OCP on, the marketing strategies that they deploy, the pricing, other features and benefits that are incorporated on any given model. We are not necessarily advised of launch dates or model upgrades in advance and therefore we have limited ability to be able to forecast events for our own shareholders.

Lets take a look at the respective segments in turn, which will allow you to form a view of our overall prospects.

Motorscooters

The European based manufacturers have seen their domestic costs escalating against Asian imports and a declining market segment. As well as we can determine, the 50 cc scooter market has halved over the last four years. The impact on all manufacturers, including those from Asia has been profound. For example, it resulted in Aprilia seeking special arrangements with the Italian banks to allow restricted production to continue while a longer term survival strategy was formulated. Recently Aprilia was acquired by Piaggio, its key Italian competitor and no clear strategy has yet emerged for the newly integrated business.

This environment for our customers has not been conducive
 to new model launches or aggressive marketing strategies although they believe they have now seen through the worst of the problems. We are aware of the recent launch of the new Aprilia SR 50 and that new models are imminent from a number of other licensees, including the Taiwanese manufacturer Kymco, who are well advanced with their 100cc scooter, for launch in early 2005. However these new model launches must be taken within the context of a difficult retail scooter market.

Kymcos planned launch will, of course, be our first
Asian producer with the possibility of both Asian and European sales, so we are encouraged by this potential new royalty income stream and broadening market base for our technology.

Personal Watercraft

As we advised last year, personal water craft appear to have been an expensive item in a fad market. Volumes peaked quickly and have declined equally quickly, although the market now seems to be maturing with a mix of models and price points reflecting some emerging stability. There are a limited number of manufacturers in this sector and their recent strategy has been to increase prices aggressively, potentially aggravating the declining volume. Our royalties have correspondingly declined, although with the market now settled at around 100,000 units annually, we believe there will be a limited volume of craft reintroduced in the high performance value sector of the market, the sector we occupy.

This should produce a small but improved position for Orbital in future years compared to the recent past.

Outboards

Our major licensee is Mercury. Mercury appears to have continued to have held its market position, particularly in the US market and has taken an aggressive antidumping legal action against Japanese imports, notably Yamaha and Honda, to secure its market position. Mercury have also continued this year with their rollout of the 3 cylinder versions of Optimax, their direct injection 2 stroke brand which utilises our technology and against which they have provided very positive forecasts to Orbital, of increasing volume. It should be remembered that Mercury have not of course, deployed our technology exclusively and offer engines in almost all feasible configurations including carburetted, conventional Electronic Fuel Injected, as well as Optimax systems and four stroke PI and supercharged engines. Mercurys strategy is to offer all of these options to the market at a variety of price points and have the consumer choose.

We have seen our royalties stream improve from Mercury during the year and we are therefore encouraged by the wider offering of Optimax in the market.

A number of shareholders are always interested in the perceived advance of 4 stroke engines in the outboard market. At this stage, both 2 stroke and 4 strokes have their advocates and their devotees, but it is clear that four stokes have difficulty achieving the power to weight performance,

the price or cost comparability or

the major services cost

advantages of their two stroke equivalents. These factors seem to be setting a limit to their ultimate market share.

Autorickshaws
Our most significant new licensee during the year was Bajaj. They are the major manufacturer of the ubiquitous three wheel commercial vehicles widely used in India, South East Asia and North Africa. Bajaj have indicated their intention to launch an OCP version of this vehicle in late calendar 2005. Last year I indicated that we provided a manufacturing license to the Indian components manufacturer UCAL, an essential precursor to any OEM model launch, because of the relatively high level of import tariffs on components in India. UCALs commitment to the roll out process of our technology has played a significant part in securing the arrangements with Bajaj.

Bajaj are now actively working on the preproduction engineering aspects of the introduction and progress has been very satisfactory. We are providing Bajaj with the benefit of our experience on a number of nonengineering issues learnt from the introduction of DI scooters in Europe, thus taking advantage of the lessons learnt there.

This progress with Bajaj will not impact our F 2005 results because of the leadtime for model introduction, both production and commercial. However, with model introduction currently planned for December 2005, we are expecting the Bajaj launch to have a positive result on our F2006 year. We expect Bajaj to evolve into a key licensee, given their competence, their forecasted growth in the market and Bajajs satisfaction with the performance of prototypes. This is essential to our plans, given the softness we are experiencing in other licensee markets, particularly the European scooter market.

Automotive

Always an area of considerable interest to any one following our Company is progress in the automotive sector. All activity to date by the automotive OEMs has been to keep themselves abreast of OCPs potential including its features and benefits and likely costs.
We are aware of most of the results of that work and in aggregate, we know that it supports our claims for OCP, specifically, that it improves fuel economy by 12 to 18 per cent and that the improved combustion efficiency reduces the amount of expensive precious metal catalysts needed in the exhaust system. At current prices on say a 2 litre engine, the typical reduction achievable is around 200 dollars.

There are a couple of points that I want to highlight about this process of ongoing evaluation by OEMs of Orbitals technology.

1.Most OEMs evaluate, reevaluate and return to reevaluate again and again as part of their advanced engineering programs or R and D activities. Whilst they are undertaking these programs, Orbital is usually retained on a fees basis and the process contributes to our powertrain engineering revenue and profits. It has been this class of interest that we have reported in the past and I would suggest that it has been, wishfully perhaps, interpreted by shareholders, the press and maybe some analysts that these are commitments to production.
They are not. They are in the same category as concept cars, for those of you who follow motor shows which flag areas of interest to the OEM, but they are not commitments to production.

2.The basic technology of OCP is proven and is well defined. Whilst its application on a given engine or for a given use may need to be confirmed and require evaluation or adaption by an OEM, the basic engineering and likely performance profile is known. If it wasnt, we couldnt have protected our IP and we couldnt have filed patents and it couldnt have been on Mercurys Optimax engines since 1996. The engineering is therefore, at least for this stage of OCPs adoption, complete.
It is not therefore the lack of engineering understanding
 of OCP that is blocking its adoption by OEMs in the automotive sector.

Experience in all of our other markets indicates that the key to adoption is regulation, either for emissions or for fuel economy.

Whilst there is some community support or interest and lobbying is occurring, it is very limited and restricted to specific interest groups. However, there is not wide spread social or political support. I can quote many examples, from the Kyoto protocols, to lack of revision of Corporate Average Fuel Economy CAFE standards in the USA, to consumers purchases of SUVs and 4 wheel drives in preference to more fuel efficient sedans to the extent that these now represent over 25 per cent of the western worlds new car sales.

For the last 10 years we have seen that OEMs will not seek to increase the cost of their product offering for benefits we as consumers will not pay for, without legislative action, whatever the merits. In that sense we are in much the same category as safety features, like seat belts or side intrusion crash bars.

Clearly, however, with oil now at US50 dollars plus per barrel and with less being discovered than consumed, with climate change from green house gas production becoming easily recognised by us all, the pressure for change should be increasing.

Our technology remains the best there is. It is the gold standard to which other contenders still attempt to aspire. Our patents still have considerable life and all of our blue sky is still all there.

Briefly, I would like to cover the third area of our business, Synerject.

Synerject
Last year we announced the restructuring of Synerject, including its refinancing until September 2006 and the transfer or Orbitals Marine and Recreation Systems business and Siemens VDOs nonautomotive systems business into Synerject. The benefits of these changes have been manifest with the excellent results that I have already referenced earlier, with a profit contribution of 2.7 million dollars to Orbital, from a business now turning over US43 million dollars.
Our ownership remains at 50per cent.

Synerject not only manufactures and supplies the unique components associated with OCP, but also is the only supplier of SiemensVDOs EFI fuel systems and components to the nonautomotive sector. As the nonautomotive market moves progressively to EFI from carburetted, there is a significant market opportunity available to Synerject.
The other suppliers to this market, including Bosch and Delphi, are typically high volume automotive suppliers and not well equipped to handle the low volume, reduced specification components required for this market. Synerject has been specifically set up to service this market and has access to the high volume low cost automotive parts from Siemens VDO to adapt to its customers applications. Accordingly, we remain very positive on the near term opportunities for Synerject.


It has been profitable and cash generating now for over 2 years and is progressively reducing its debt to plan. At the moment net debt stands at US13 million dollars, recognising repayments to date and the current cash position of Synerject.

In addition to the profit generated by Synerject, a valuable asset is being built through our ownership.
That asset seems to be infrequently considered in the valuation of Orbitals business.

Future Objectives

The primary aim is to continue to increase the growth of the powertrain engineering services, improving its efficiency and its utilisation of our facilities. The focus of that growth will be within the Asia Pacific region and our targets are quite aggressive.

Whist we would like to see improvements in licenses and royalties during F2005, it has to be recognised that both the European scooter and PWC markets are in difficult circumstances. We have a new licensee in Bajaj who has considerable potential to generate sizable royalties for us over time, although these will not start until December
2005, that is during our 2006 fiscal year.

There are risks with our targets. Sales for our powertrain services are dependent on a robust, global automotive sector. As we build and enhance our reputation in this sector, orders should prove easier to secure.

Exchange rates can have a significant effect on our results. Whilst we have strategies in place to minimise the impact of them from our trading results, the Australian dollars translation rate, can have a significant impact on our overall result.

In summary, we have made considerable progress in F2004 and have created a strong platform on which to continue to build the companys value. Thank you.




ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http:www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel: 61 8 9441 2311 USA: Tel: 1866 714 0668